Filed Pursuant to Rule 433

Registration Statement No. 333-185558

Pricing Term Sheet

Delphi Corporation

Pricing Term Sheet

Issuer:	Delphi Corporation

Size:	$800,000,000

Maturity:	February 15, 2023

Coupon:	5.00%

Price:	100% of face amount

Yield to maturity:	5.00%

Spread to Benchmark Treasury:	305 bps

Benchmark Treasury:	UST 1.625% due November 15, 2022

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2013

Redemption Provisions:

First call date:	February 15, 2018

Make-whole call	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing February 15, 2018: 102.500% Commencing February 15, 2019: 101.667% Commencing February 15, 2020: 100.833% Commencing February 15, 2021: 100%

Redemption with proceeds of equity offering	Prior to February 15, 2016, up to 35% may be redeemed at 105.000%

Gross Proceeds	$800,000,000

Underwriting Discount	1.300% per note, $10,400,000 in the aggregate

Net Proceeds before expenses	$789,600,000

Settlement:	T+3; February 14, 2013

CUSIP:	247126 AH8

ISIN:	US247126AH80

Ratings*:	Ba1/BB+

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at (866) 846-2874.

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